UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K /A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 30, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Financial Statements

(Canadian Dollars)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

Notice to Reader

I have compiled the consolidated interim balance sheets of Astris Energi Inc. as at June 30, 2005 and the consolidated interim statements of loss and deficit and cash flows for the six months then ended. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2004 audited financial statements of Astris Energi Inc.

"Anthony Durkacz"
Vice President of Finance

Mississauga, Canada
September 2, 2005

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)		December 31	June 30
June 30	2005	2004	2004

Assets
Current
Cash	$171,195	$178,351	$90,590
Receivables	509	3,544	2,042
Prepaid expenses and deposits (Notes 6 and 11)	60,295	10,118	461,375
Investment Tax Credits refundable	-	199,586	-
Government Tax receivable	32,405	27,387	19,327
Other Assets	-	53,692	-
	264,404	472,678	573,334

Property, Plant & Equipment (Note 4)	619,009	36,446	38,950
Technology and Patent Costs (Note 4)	1,381,671	-	-
	$2,265,084	$509,124	$612,284

Liabilities
Current
Payables and accruals	$348,962	$255,830	$524,027
Deposits Held on Future Product Deliveries	$79,313	-	-
6% Convertible Debenture, Due Dec. 10, 2005 (Note 10)	$420,000	-	-
	848,275	255,830	524,027
Long Term
Advances from related parties (Note 5)	-	-	100,000

	848,275	255,830	624,027

Shareholders' Equity (Deficiency)
Share capital (Note 7a)	8,848,910	6,227,074	4,387,933
Contributed surplus (Note 7c)	3,169,379	3,016,647	2,400,909
Deficit	(10,601,480)	(8,990,427)	(6,800,585)
	1,416,809	253,294	(11,743)

	$2,265,084	$509,124	$612,284

Description of Business and Going Concern (Note 1)
Significant Accounting Policies (Note 3)
Commitments - (Note 12)
Subsequent Events (Note 14)

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Statement of Loss and Deficit
(Canadian Dollars)		Three Months Ended		Three Months Ended
(Unaudited - See Notice to Reader)	30-Jun	30-Jun	30-Jun	30-Jun
Six Months ended	2005	2005	2004	2004

Revenues
Sales (Note 8)	$76,364	$14,183	$11,221	$5,559
	76,364	14,183	11,221	5,559

Expenses
Research and Development	694,019	304,679	624,828	402,191
General and administrative	660,271	320,872	565,712	243,986
Forfeiture of options	(151,812)	(151,812)	-	-
Write off of sro acquisition costs	149,067	35,703	-	-
Professional fees	125,838	58,841	83,373	46,006
Interest	8,410	6,894	6,000	3,000
Amortization of Financial Costs	16,489	16,489	-	-
Depreciation of Long Lived Assets	185,135	91,854	3,723	1,904
	1,687,417	683,520	1,283,636	697,087

Net loss for the period	(1,611,053)	(669,337)	(1,272,415)	(691,528)

Deficit, beginning of period	(8,990,427)	(9,932,143)	(5,528,170)	(6,109,057)

Deficit, end of period	$(10,601,480)	$(10,601,480)	$(6,800,585)	$(6,800,585)

Loss per common share, basic and diluted	$(0.059)	$(0.023)	$(0.062)	$(0.033)

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Statement of Cash Flows
(Canadian Dollars)
		Three Months Ended		Three Months Ended
(Unaudited - See Notice to Reader)	June 30 2005	June 30 2005	June 30 2004	June 30 2004
Six months ended June 30
Operating
Net loss for the period	$(1,611,053)	$(669,337)	$(1,272,415)	$(691,528)
Items not requiring cash
- depreciation and amortization	201,624	108,342	3,723	1,904
- consulting fees paid in capital stock to non- related parties	383,639	302,610	280,297	79,352
- consulting fees paid in capital stock to related parties	173,308	173,308	166,604	82,309
- forfeiture of options	(151,812)	(151,812)	-	-
- stock based Compensation to employees	29,182	3,500	-	-
Net change in non-cash working capital balances related to operations	333,880	(153,469)	(375,601)	(97,085)
	(641,232)	(386,858)	(1,197,392)	(625,048)
Investing
Purchase of capital assets	(44,816)	(16,292)	(9,255)	(2,831)
Astris sro Acquisition, net of cash acquired (Note 9)	(2,121,909)	-	-	-
Astris sro acquisition costs written off	48,190	-	-	-
Purchase of other assets	(7,639)	-	-	-
	(2,126,174)	(16,292)	(9,255)	(2,831)
Financing
Issuance of 6% Convertible Debentures	420,000	-	-	-
Issuance of common shares for cash	31,250	-	949,452	135,132
Shares and Contributed Surplus to repay Director Liability	100,000	100,000	-	-
Shares Issued on Purchase of Astris sro	1,955,000	-	-	-
Warrants Issued on Purchase of Astris sro	254,000	-	-	-
	2,760,250	100,000	949,452	135,132
Net increase (decrease) in cash during the period	(7,156)	(303,150)	(257,195)	(492,747)

Cash, beginning of period	178,351	474,345	347,785	583,337

Cash, end of period	$171,195	$171,195	$90,590	$90,590

Net change in non-cash operating working capital

Receivables	$3,623	$1,188	$(1,042)	$450
Prepaid expenses and deposits	(30,036)	(12,640)	(424,169)	(240,890)
Investment tax credits refundable	199,586	-	-	-
Government receivables	17,651	7,919	(3,207)	3,115
Inventory	3,063	-	-	-
Payables and accruals	60,680	(229,249)	52,817	140,240
Deposits Held on Future Product Deliveries	79,313	79,313	-	-
	$333,880	$(153,469)	$(375,601)	$(97,085)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

1.  Description of Business and Going Concern

The Company’s continuance as a going concern is dependant on the success of its efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.  Unaudited interim financial statements

The unaudited balance sheet at June 30, 2005 and the unaudited interim consolidated statements of operations and deficit and cash flows for the six months ended June 30, 2005 and 2004, have been prepared in accordance with Canadian Generally Accepted Accounting Principles on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2004. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2004.

3.  Significant Accounting Policies Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

These consolidated financial statements reflect the accounts of the parent company and its new holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris sro., which was acquired on the effective date of January 2, 2005. All intercompany transactions and balances have been eliminated on consolidation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

3.  Significant Accounting Policies Basis of Presentation (cont’d.)

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Change in Accounting Policy for Amortization expense

Effective January 1, 2005, the company has adopted a new amortization policy across all its operating divisions on a go forward basis. No prior period adjustment is required for this change in Accounting Policy. The rates noted below reflect this new policy.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Machinery and Equipment	5 years
Office furniture and Fixtures	10 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets exceed their carrying amounts, they are written down to fair value. Such impairment loss is reflected in operations in the year of impairment.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project. To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

3.  Significant Accounting Policies Basis of Presentation (cont’d.)

Technology and Patent costs

Technology costs were acquired by the Company on the purchase of its sro subsidiary. The valuation was determined by a third party valuator. Technology costs are amortized on a straight line method over its estimated useful life of 5 years.

Patent costs are amortized on a straight line method over its estimated useful life of 20 years.

Taxes payable

Income taxes are recorded using the liability method. Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

 Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

4. Technology, Patent, Property, Plant and Equipment Costs

	2005	2005	2005
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment
Land	128,935	-	128,935
Building	235,400	2,943	232,457
Machinery and Equipment	263,549	37,431	226,118
Furniture and Fixtures	40,909	11,609	29,300
Leasehold Improvements	10,939	8,740	2,199
	679,732	60,723	619,009

Technology and Patent Costs
Technology	1,520,848	152,084	1,368,764
Patents	13,141	234	12,907
	1,533,989	152,318	1,381,671

	2004	2004	2004
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment
Machinery and Equipment	28,766	9,436	19,330
Furniture and Fixtures	18,201	6,042	12,159
Leasehold Improvements	10,939	3,478	7,461
	57,906	18,956	38,950

5. Advances from Related Parties
The following amounts have been advanced from related parties:

	2005	2004

Debenture due to shareholders	-	$100,000

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

5. Advances from Related Parties (cont’d)

Debenture due to shareholders

The debenture due to shareholders was secured and bore interest at 12% per annum. Unpaid interest, accrued to June 30, 2004, totaling $6,000, was included in payables and accruals.

Near the end of July 2004, the debenture and interest accrued was completely paid to the shareholders by the issuance of 260,175 common shares. The shareholders released the security on the liability.

6.  Related Party Transactions

The Company acquired 100% ownership (increased from 30% ownership) interest in Astris s.r.o., a Czech company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the Parent company. In the prior year, this investment was accounted for on the equity basis. As the Company’s share of losses was in excess of the original investment, the investment had been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris s.r.o. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris s.r.o., as required. As at June 30, 2005, any funds advanced to Astris sro since acquisition and any trade receivables and payables have been eliminated on consolidation. In 2004, included in prepaid expenses and deposits was an amount of $450,000 advanced to Astris s.r.o

For the three months ended June 30, 2005, the following amounts were due as interest on the debenture to shareholders to related parties:

Director, officer and shareholder	$	nil(2004-$1,200)
Former director and shareholder	$	nil(2004-$1,200)
Director and shareholder	$	nil(2004-$600)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

7.  Share Capital and Contributed Surplus

(a)   Share capital consists of the following:

Authorized:

Unlimited common shares
10,000,000 preferred shares

Issued and outstanding:

	2005 Common Shares		2004 Common Shares
	#	$	#	$
Balance as at March 31 Issued in the period ended June 30	31,702,901	8,316,407	20,974,027	4,097,895
- in exchange for consulting and professional fees and expenses from non-related parties	1,103,757	302,610	136,092	79,352
- compensation to employees	10,000	3,500	-	-
- in exchange for consulting and professional fees and expenses from related parties	687,951	173,308	115,124	82,309
- pay down liability to company controlled by a Director and Officer	125,000	26,150	-	-
- issued for cash	-	-	319,630	128,377
- expired warrants	-	26,935	-	-
Balance as at June 30	33,629,609	8,848,910	21,544,873	4,387,933

No preferred shares have been issued.

The weighted average number of shares outstanding during the three months ended June 30, 2005 is 27,246,289 (2004- 21,272,785). These figures are used for purposes of calculation of the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

7.  Share Capital and Contributed Surplus (cont’d.)

(b)	Common stock issued to settle obligations of the Company to Directors, Officers, Consultants and employees of the Company.

For the three months ended June 30, 2005, the Company agreed to settle obligations owing by the Company to certain directors and/or officers, consultants and employees through the issuance of common shares of stock. The following were provided compensation for services as noted at a price from $0.29 (U.S.) per share:

Company controlled by a Director and Officer	42,519 shares
Officer	34,015 shares
Directors	125,442 shares
Employees	10,000 shares
Non-related parties	463,477 shares
675,453 shares

For the three months ended June 30, 2005, the Company agreed to settle obligations owing by the Company to certain directors and/or officers, and consultants through the issuance of common shares of stock. The following were provided compensation for services as noted at a price of $0.15- $0.20 (U.S.) per share:

Company controlled by a director and officer	276,367 shares
Officer	95,602 shares
Directors	239,006 shares
Non-related parties	640,280 shares
1,251,255 shares

c) Contributed surplus consists of the following:

	2005	2004

Contributed surplus, March 31	$3,274,276	$2,393,860
Share value difference on repayment of liability to Company controlled by Director and Officer	$73,850	-
Net of Warrants Issued and Expired	(26,935)	7,049
Options forfeited by previous Director	(151,812)	-
Contributed surplus, June 30	3,169,379	2,400,909

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

d) Common stock issued for cash

Pursuant to a subscription agreement dated June 3, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 79,360 units, comprising one common share and one common share purchase warrants each, for an aggregate purchase price of $43,000. The common share purchase warrants are exercisable up to June 30, 2007, each entitling the holder to purchase one common share at $0.80 (U.S.) per share.

For the three months ended June 30, 2005, there were no shares issued for cash.

e) Stock option plans

Effective January 1, 2003, the Company voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of grant.

( i ) There were no stock options granted to employees or non-employees during the three-month period ended June 30, 2005 and 2004 under the Company’s stock option plan.

( ii ) For three month ended June 30, 2005, there were no stock options exercised. For the three months ended June 30, 2004, one employee exercised 40,000 options at $0.20 (U.S.) and one non-related party exercised 200,000 options at $0.30 (U.S.) for total proceeds of $92,132

( iii ) For the three months ended June 30, 2005, since a Director left, 300,000 options at $0.24 (U.S.) and 50,000 options at $0.505 (U.S) were forfeited for a net reduction in option expense of $151,812 included in Contributed Surplus as noted above. The option expense amount is based on the Black-Scholes model use used at the time the option was expensed. For the three months ended June 30, 2004, no options expired or were forfeited.

f)  Common share purchase warrants

For the three month period ended June 30, 2005, warrants for 125,000 shares at an exercise price of $0.50 (U.S.) expired. No warrants expired in 2004.

For the three month period ended June 30, 2005, no warrants were issued. No warrants were issued in 2004.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

7. Share Capital and Contributed Surplus (cont’d.)

As at June 30, 2005, the Company had a total of 13,430,476 (2004 - 7,022,909) common share purchase warrants issued. These warrants have expiry dates ranging from October 2005 to January 2008. The weighted average exercise price of the warrants was $ 0.76 (U.S.) (2004 -
$ 0.72 U.S.).

The total amount recognized in the contributed surplus account related to warrants issued and expired during the three month period June 30, 2005 is (26,935); (2004- $7,049)

8.  Segmented Financial Information

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Approximately $1,960,000 of the netbook value of the Company’s long lived assets are located in the Czech Republic. Revenue is derived primarily from the sale of goods and services to customers located as follows:

	2005	2004

Canada	$52,971	$1,835
United States	19,931	7,316
Rest of World	3,462	2,070

	$76,364	$11,221

9.  Purchase of Astris sro in the Czech Republic

On January 2, 2005, the Company acquired the remaining 70% of the outstanding shares in Astris S.R.O., its affiliate company in the Czech Republic.

The aggregate purchase price was $2,209,000 compensated by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares will be held in escrow for one year until January 2, 2006. Each warrant entitles the holder to one common share of the Company.
The value of the 30% of Astris sro already owned by the Company had been written down to a value of $Nil.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.

The following amounts are based on a third party valuation in CDN$:

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

Net Assets Acquired:
Cash	$87,091
Other Current Assets	62,950
Current Assets	150,041

Land	128,935
Building	235,400
Equipment	184,708
Furniture & Fixtures	21,520
Property, Plant and Equipment	570,563

Technology	1,520,848

Total Assets	2,241,452

Less:
Current Liabilities	32,452

Purchase Price	$2,209,000

Consideration:
5,000,000	Common Shares	$1,955,000
2,000,000	"A" Warrants	124,000
2,000,000	"B" Warrants	94,000
1,000,000	"C" Warrants	36,000
		$2,209,000

The investment has been recorded on the consolidated statement of cash flow under “Investing” at the purchase price of $2,209,000 less the cash acquired of $87,091 for a net outflow of $2,121,909.

10.   Issuance of 6% Convertible Debentures

The Company issued convertible debentures for gross proceeds of CDN$420,000. The debenture was available for subscription to “Canadian accredited investors” only and included a coupon for 6% interest, payable in common shares upon conversion or maturity.

The financing was arranged by Toronto investment house Fraser Mackenzie Limited. Each debenture is convertible into Common Shares at a conversion rate that in no case shall be less than USD$0.20 or more than USD$0.70. The debentures mature on December 10, 2005, 270 days from the date of issuance. Total net proceeds were CDN$378,000. Fraser Mackenzie Limited, for facilitating the funding, also received 156,000 broker warrants at CDN$0.27 exercisable for a period of two years from the closing date of this transaction. The debentures are secured by a general PPSA on all the assets of the Company.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2005 and 2004

11.  Prepaid Expenses and Deposits

Included in prepaid expenses and deposits are $32,978 in deferred financing and legal costs associated with the issuance of the 6% Convertible Debentures. These costs will be amortized on a straight line basis from April 1, 2005 to December 10, 2005.

12.  Commitments

The Company has a realty lease for two adjacent units. The lease has a remaining cost of $13,250 to October 31, 2005, plus proportionate share of common costs and GST. The Company is negotiating with the landlord for additional space in the same building complex to house the extra research and development and commercial production expected in the near future.

13.  Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

14. Subsequent Events

a)
Subsequent to period end, Astris sro received a grant from the Ministry of Industry and Trade (MPO) of the Czech Republic. The funding will be used to subsidize Astris’ fuel cell development efforts at its Czech based subsidiary. The amount of funding will be approximately 8,750,000 Czech Crowns (CZK) or USD $0.4 million against anticipated program spending of approximately 17,500,000 CZK or USD $0.8 million over the next 2 ½ years.

b)
 Subsequent to period end, Astris received an initial order from Italy’s Electronic Machining s.r.l. (El.Ma). The CDN$0.2 million order includes Astris fuel cells, test equipment, an E8 generator and engineering service fees. The majority of the order will be realized as revenue during 2005. During the second quarter, the company received a deposit against the order of $79,313.

Astris Energi, Inc.

Date: September 2, 2005	By:	/s/ Jiri Nor

Title: President & CEO

Astris Energi, Inc.

Date: September 2, 2005	By:	/s/ Anthony Durkacz

Title: Chief Financial Officer